EX99_F

NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215

ONE MONTH ENHANCED DEATH BENEFIT OPTION

General Information Regarding this Option

This option is made part of the Contract to which it is attached and is effective on the Date of Issue stated in the Contract Specifications Page. This option is only available at the time of application. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Terms not defined in this option have the meaning given to them in the Contract.

This option is only available to Contracts with Annuitants age 85 or younger on the Date of Issue. The benefits described in this option will cease upon termination of the Contract or Annuitization.

If elected, the benefit provided by the Spousal Protection Option is also available in conjunction with this option provided that both the Annuitant and Co-Annuitant are age 85 or younger on the Date of Issue. If a Co-Annuitant is added at any time after the Date of Issue, the Co-Annuitant must be age 85 or younger at the time of addition.

The value of the Death Benefit described in this option cannot be Surrendered, in full or in part, until after the death of the Annuitant.

This option is irrevocable. However, because the purpose of this option is to provide a guaranteed minimum death benefit to the Contract Owner, the option will terminate upon assignment or a change in ownership of the Contract unless the new assignee or Contract Owner meets the qualifications specified in item 3 of the “Termination” section of this option.

Reports

Before Annuitization, the annual report provided for in the Contract will include the value of this guaranteed minimum death benefit option on the latest Contract Anniversary.

Additional Charge

When this option is elected, Nationwide deducts an additional charge at an annual rate of 0.30% of the daily net asset value of the Variable Account. This charge will cease upon Annuitization or if the Contract is terminated and will not increase as long as the Contract remains in-force.

Definitions

The following definition is added to the Contract.

Monthly Death Benefit Date - Beginning with the Date of Issue, the date on which each one-month period of time elapses. The day on which this date falls each month will be the same date in the month as the Date of Issue. In the case of a Date of Issue falling on the 29th, 30th, or 31st day of the month, the date in months with fewer days will be the last day of the month.

Enhanced Death Benefit

The dollar amount of the Death Benefit is equal to the greatest of:

(1)	the Contract Value;

(2)	total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender; or

(3)	the greatest value of any Monthly Death Benefit Date before the deceased Annuitant’s 86th birthday. The value of a Monthly Death Benefit Date is equal to the Contract Value on a Monthly Death Benefit Date plus any Purchase Payments since that Monthly Death Benefit Date and reduced by any Surrenders since that Monthly Death Benefit Date in the same proportion that each such Surrender reduced the Contract Value on the date of Surrender.

Notwithstanding any of the preceding, if an election as to Surrender or Annuitization is not received by Nationwide within one year of the Annuitant’s death, then the value of the Death Benefit will be the greater of items (1) or (2) in the preceding paragraphs.

ICC11-VAR-0165AO.1	(Compact - Standard) (3/2012)

The Death Benefit described herein is adjusted in cases where a Contract has more than $3,000,000 in cumulative Purchase Payments. The adjustment is calculated using the following formula:

A × F + B × (1 - F)

Where:

A =	The greatest of: (1) The Contract Value; (2) total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender; or (3) the greatest value of any Monthly Death Benefit Date before the deceased Annuitant’s 86th birthday. The value of a Monthly Death Benefit Date is equal to the Contract Value on a Monthly Death Benefit Date plus any Purchase Payments since that Monthly Death Benefit Date and reduced by any Surrenders since that Monthly Death Benefit Date in the same proportion that each such Surrender reduced the Contract Value on the date of Surrender.

B =	The Contract Value

F =	The ratio of $3,000,000 to sum of all Purchase Payments.

Termination

This option ends upon the earliest of:

Executed for Nationwide by:

(1)	a full Surrender of the Contract,

(2)	annuitization of the Contract; or

(3)	if the Contract Owner is changed or the Contract is assigned, this option will terminate, except in the following circumstances:

(a)	the new Contract Owner or assignee assumes full ownership of the Contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to the Contract Owner’s spouse during the Contract Owner’s lifetime, a change to a court appointed guardian representing the Contract Owner during the Contract Owner’s lifetime, etc.);

(b)	ownership of an IRA or Roth IRA is being changed from one custodian to another, from the Determining Life to a custodian, or from a custodian to the Determining Life; or

(c)	the assignment is for the purpose of effectuating a 1035 exchange of the Contract (i.e. the option may continue during the temporary assignment period and not terminate until the Contract is actually surrendered).

(4)	the Contract Value being reduced to zero.

If this option terminates for any reason, the additional charge will also terminate.

Secretary	President

ICC11-VAR-0165AO.1	2	(Compact - Standard) (3/2012)